SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2015

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION

AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Sarbanes – Oxley Act: Section 906 Certification.

(b)	Consents of Independent Accountants.

(c)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firms

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By:	/s/ Marc D. Hamburg
Marc D. Hamburg

Date:	June 7, 2016

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Gasdaska, Chief Financial Officer of General Re Corporation and performing the equivalent role for the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)	The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2015 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 6, 2016

/s/ William G. Gasdaska
William G. Gasdaska
Chief Financial Officer
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra Bell, Plan Trustee and having the chief supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)	The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2015 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 6, 2016

/s/ Sandra Bell
Sandra Bell
Plan Trustee
Senior Vice President
General Reinsurance Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)	The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2015 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 6, 2016

/s/ Richard W. Manz
Richard W. Manz
Vice President
General Reinsurance Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70609 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 6, 2016, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2015.

/s/ Crowe Horwath LLP

New York, New York

June 6, 2016

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015 Supplemental Schedule as of December 31, 2015

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2-3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

Notes to Financial Statements as of December 31, 2015 and 2014 and for the Year ended December 31, 2015	5-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Employee Savings and Stock Ownership Plan

of General Re Corporation and Its Domestic Subsidiaries

Stamford, CT

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York

June 6, 2016

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant directed investments	$575,224,600	$-	$575,224,600
Nonparticipant directed investments — Berkshire B ESOP Fund	341,755,887	306,670,109	648,425,996

Total investments	916,980,487	306,670,109	1,223,650,596

Notes receivable from participants	5,681,895	-	5,681,895

Total assets	922,662,382	306,670,109	1,229,332,491

LIABILITIES:

Loan payable to General Re Corporation	-	32,773,557	32,773,557

NET ASSETS AVAILABLE FOR BENEFITS	$922,662,382	$273,896,552	$1,196,558,934

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant directed investments	$595,644,365	$-	$595,644,365
Nonparticipant directed investments — Berkshire B ESOP Fund	408,745,465	374,314,069	783,059,534

Total investments	1,004,389,830	374,314,069	1,378,703,899

Notes receivable from participants	5,767,597	-	5,767,597

Total assets	1,010,157,427	374,314,069	1,384,471,496

LIABILITIES:

Loan payable to General Re Corporation	-	35,811,485	35,811,485

NET ASSETS AVAILABLE FOR BENEFITS	$1,010,157,427	$338,502,584	$1,348,660,011

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$19,350,940	$-	$-	$19,350,940
Employer contributions	-	-	5,365,675	5,365,675

Total contributions	19,350,940	-	5,365,675	24,716,615

Dividends	19,255,160	-	-	19,255,160

Interest income on notes receivable from participants	272,956	-	-	272,956

Interfund transfers	21,812,794	(21,812,794)	-	-

Allocation of 170,150 shares of Berkshire Hathaway Class B common stock at fair value	-	23,931,130	(23,931,130)	-

Total additions	60,691,850	2,118,336	(18,565,455)	44,244,731

DEDUCTIONS:
Net depreciation in fair value of investments	29,411,417	47,800,529	43,712,830	120,924,776
Benefits paid to participants	51,783,148	21,307,385	-	73,090,533
Interest expense	-	-	2,327,747	2,327,747
Service fees	2,752	-	-	2,752

Total deductions	81,197,317	69,107,914	46,040,577	196,345,808

DECREASE IN NET ASSETS	(20,505,467)	(66,989,578)	(64,606,032)	(152,101,077)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	601,411,962	408,745,465	338,502,584	1,348,660,011

End of year	$580,906,495	$341,755,887	$273,896,552	$1,196,558,934

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and Its Domestic Subsidiaries (the “Company”) who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company (“Preferred Stock”).

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides that the loan is due upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment as required. As a result the Company contributed 4,057 shares of Berkshire Common Stock into the Plan between 1999 and 2012.

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Berkshire Common Stock to Plan participants. The Loan is guaranteed by the Plan sponsor. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

Effective January 21, 2010 Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and the Company. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

The lender (the Company) has no rights against shares of Berkshire Common Stock once they are allocated to participants. During the year ended December 31, 2015, the Company contributed additional funds of $5,365,675 to support the Plan’s debt service, including $2,327,747 in interest expense. In 2015 the Plan allocated 168,649 shares of Berkshire Common Stock to participants and 293,130 shares were retired. The Plan held 2,588,275 allocated shares and 2,322,555 unallocated shares as of December 31, 2015. As of December 31, 2014, the Plan held 2,722,247 allocated shares and 2,492,934 unallocated shares.

The Loan balance was $32,773,557 and $35,811,485 at December 31, 2015 and 2014 respectively. It had an estimated fair value of $37,834,295 and $44,163,690 at December 31, 2015 and 2014 respectively, based on a combination of observable and non-observable inputs.

Contributions - The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which was $18,000 for 2015. Participant contributions may be allocated among any of the Plan’s investment funds, at the participant’s discretion, with the exception of the Berkshire B ESOP Fund. The Company contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary except for United States Aviation Underwriters, Inc. participants who are matched at 50% of a participant’s contribution up to 2% of their base salary. In 2015, the Company contributed $8,635,142 in matching contributions using allocated shares of Berkshire Common Stock.

Effective January 1, 2006, the Company makes additional contributions based on age and total compensation. A contribution based on bonus is made as well as a contribution based on salary. These range from 3% - 6%. Additional Company contributions are also made based on underwriting profits and range from 0% - 4% of total compensation. These contributions are made entirely in shares of Berkshire Common Stock. In 2015, the Company contributed $15,059,467 resulting from these additional contributions to participant accounts in the form of allocated shares of Berkshire Common Stock. Refer to the Interfund Transfer section for information on participants’ rights to diversify Company contributions out of the Berkshire Common Stock.

The Company has auto enrollment and auto percentage escalation provisions that are applied annually. Those who are not participating are enrolled at 1% and any participant under 6% is increased by 1% until they have reached 6%. Employees can opt out at any time.

Payment of Benefits - Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59 1⁄2 without penalty.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), Company contributions, Plan earnings and forfeitures of terminated participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company contribution amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company contributions after two, three and four years, respectively, of Company service.

Forfeited Accounts - Forfeited nonvested accounts are allocated at the Company’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $175,063 and $247,384, respectively. During the year ended December 31, 2015 and 2014, no forfeitures were allocated to participant accounts.

Interfund Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund to any other participant directed funds offered in the Plan. This includes both the Company match amounts and additional contributions. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Participant Loans - The Plan allows participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are written for periods of 6 to 60 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans was 4.25% in 2015 and 2014. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments by payroll deductions. Loan notes receivable balances outstanding are reflected as assets of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and a collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for a description of the fair value methodology.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions and the notes are collateralized by the individual participant’s account balances.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. State Street fees and administrative expenses, primarily consulting and auditing fees, are paid by the Company through the allocation of unallocated shares. These amounted to $236,521 for 2015.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2015 and 2014.

Adoption of ASU 2015-07 and ASU 2015-12

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management elected to early adopt the provisions of this new standard. The adoption of this standard had no effect on the Plan’s net assets available for benefits or changes therein.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management elected to early adopt the provisions of Part I and II of this new standard. Part III is not applicable to this Plan. The adoption of this standard had no effect on the Plan’s net assets available for benefits or changes therein.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Berkshire Common Stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire B Unitized Stock Fund – Represents a unitized employer stock fund comprised of underlying Berkshire Common Stock and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The carrying amount of the short-term cash component approximates fair value.

Mutual Funds – Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price.

Collective Trust Fund – This consists of the Managed Income Portfolio (“MIP”), which is a common collective trust fund sponsored by Fidelity. The MIP’s fair value is measured at net asset value per share as reported by the fund manager. The redemption frequency is monthly and there are no restrictions or notice period required.

Invested assets, measured at fair value in the financial statements, are summarized below as of December 31, 2015 and 2014 with fair values shown according to the fair value hierarchy. Notes receivable from participants and the Loan payable to the Company are not reported at fair value. Investments measured at net asset value are not required to be classified according to the fair value hierarchy. The Net Asset Value investment is included to permit reconciliation to the Statement of Net Assets. For the year ended December 31, 2015, there were no significant transfers in or out of Levels 1, 2 or 3.

	2015 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Berkshire B ESOP Fund	$648,425,996	$648,425,996	$-	$-
Berkshire B Unitized Stock Fund - Stock	50,162,392	50,162,392	-	-
Berkshire B Unitized Stock Fund - Cash	581,372		581,372
Mutual Funds	502,671,809	502,671,809	-	-

Total assets in the fair value hierarchy	1,201,841,569	$1,201,260,197	$581,372	$-

Investments measured at net asset value per share	21,809,027

Total Investments	$1,223,650,596

	2014 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Berkshire B ESOP Fund	$783,059,534	$783,059,534	$-	$-
Berkshire B Unitized Stock Fund - Stock	62,594,342	62,594,342	-	-
Berkshire B Unitized Stock Fund - Cash	777,124		777,124
Mutual Funds	512,476,443	512,476,443	-	-

Total assets in the fair value hierarchy	1,358,907,443	$1,358,130,319	$777,124	$-

Investments measured at net asset value per share	19,796,456

Total Investments	$1,378,703,899

4.	PLAN TERMINATION

The Company intends to continue and operate the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and are managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) or Fidelity Management and Research Company (“FMR”). Fidelity Management Trust Company (“FMTC”) manages the Collective Trust and is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO, FMR and FMTC are affiliated entities. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The fees are also considered a party-in-interest transaction.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $648,425,996 and $783,059,534 as of December 31, 2015 and 2014, respectively. This investment depreciated in value during the year ended December 31, 2015 by $91,513,359.

Shares of Berkshire Common Stock and cash in the Berkshire B Unitized Stock Fund had fair values of $50,743,764 and $63,371,466 as of December 31, 2015 and 2014, respectively. The stock investment portion of this fund depreciated in value during the year ended December 31, 2015 by $7,140,600.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays the salaries of these officers and employees on behalf of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 25, 2015 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

* * * * * *

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Separately Managed Funds:
*	Berkshire Hathaway	Berkshire B ESOP Fund	$86,671,702	$648,425,996
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	50,162,392
		Berkshire B Unitized Stock Fund - Cash	**	581,372
	Mutual Funds:
*	Fidelity	Growth Company Fund	**	81,816,814
	Vanguard	Institutional Index Fund	**	57,436,088
*	Fidelity	Retirement Government Portfolio	**	45,730,951
*	Fidelity	Balanced Fund	**	42,437,945
	Vanguard	Small-Cap Index Fund	**	24,477,519
*	Fidelity	Spartan US Bond Index Fund	**	22,498,331
	Vanguard	Mid-Cap Index Fund	**	22,369,129
	Neuberger Berman	Genesis Trust Fund	**	20,462,369
*	Fidelity	Freedom 2020 Fund	**	15,477,198
	American Beacon	Large-Cap Fund	**	14,971,756
	Vanguard	Inflation Protected Fund	**	14,396,530
*	Fidelity	Freedom 2025 Fund	**	13,804,572
	American Funds	Capital World Growth & Income Fund	**	13,380,695
	Lazard	Emerging Markets Portfolio	**	13,089,461
	PIMCO	High Yield Fund	**	12,805,446
	Goldman Sachs	Mid-Cap Value Fund	**	12,672,636
*	Fidelity	Real Estate Fund	**	12,143,764
	Vanguard	All World Index Fund	**	11,100,261
*	Fidelity	Freedom 2030 Fund	**	10,388,223
	Allianz	International Value Fund	**	9,619,852
	PIMCO	Global Bond Fund	**	9,256,555
*	Fidelity	Freedom 2035 Fund	**	6,737,867
*	Fidelity	Freedom 2015 Fund	**	6,692,274
*	Fidelity	Freedom 2040 Fund	**	5,748,767
*	Fidelity	Freedom Index Income Fund	**	1,511,146
*	Fidelity	Freedom 2050 Fund	**	858,827
*	Fidelity	Freedom 2010 Fund	**	786,833
	Collective Trust:
*	Fidelity Management Trust Co.	Managed Income Portfolio - Class II	**	21,809,027
	Notes Receivable:
*	Various Participants	Notes Receivable (Maturity through 2045 at interest rates from 4.25% to 11.50%)	**	5,681,895

	Total			$1,229,332,491

*Party-in-interest.

**Cost information is not required for participant directed investments and, therefore, is not included.